UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

16 August 2016

To:	Australian Securities Exchange
New York Stock Exchange

RESULTS PRESENTATION YEAR ENDED 30 JUNE 2016

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at:

http://edge.media-server.com/m/p/fga4tpfi

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

bhpbilliton Financial results Year ended 30 June 2016 Olympic Dam

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS and other financial measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other financial measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise: all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries is shown on a 100 per cent basis and data from equity accounted investments and other operations is shown on a proportionate consolidation basis. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP Billiton. Numbers presented may not add up precisely to the totals provided due to rounding.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Financial results
16 August 2016

bhpbilliton

bhpbilliton
Financial results
Year ended 30 June 2016
Andrew Mackenzie Chief Executive Officer
South Walker Creek

Solid performance in a challenging year

Safety	**Committed to addressing consequences of the Samarco tailings dam failure** Zero fatalities at BHP Billiton operated sites
Volume	**Record WAIO and metallurgical coal production; strong conventional petroleum volumes** Offset by anticipated Escondida grade decline and deferral of Onshore US activity
Cost	**Unit cash costs across the Group down 16% from FY15[1]** Productivity gains of US$437 million (gains of US$2.0 billion excluding Escondida grade decline)
Financial results	**Underlying EBITDA of US$12.3 billion; Underlying EBITDA margin of 41%** Underlying attributable profit of US$1.2 billion; Attributable loss of US$6.4 billion
Cash flow	**Net operating cash flow of US$10.6 billion** Free cash flow[2] of US$3.4 billion
Balance sheet	**Net debt of US$26.1 billion** Liquidity of US$16.3 billion and long-dated maturity profile
Dividend	**Final dividend of US$0.14 per share** Total FY16 dividend determined of US$0.30 per share

1. Presented on a continuing operations basis excluding BHP Billiton's share of volumes from equity accounted investments; operating cost per copper equivalent tonne calculated using FY16 realised prices.
2. Free cash flow: net operating cash flows less net investing cash flows.

Financial results
16 August 2016
4
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Committed to Samarco
Rehabilitation progressing well
- Germano and Santarem Dams reinforcement works continue
- 90% of the 41 work programs initiated
- community resettlement ongoing
Foundation established
- Framework Agreement is the appropriate long-term response
Expect findings of the external investigation into the cause of the dam failure to be released shortly
Preparation for the wet season a priority
Technical studies indicate Samarco can restart safely
- completion of stabilisation work, range of permits and community support required
Samarco infrastructure
Santarem Dam, November 2015
Environment
Barra Longa, November 2015
Rebuilt Santarem Dam, March 2016
River stabilisation at Barra Longa,
May 2016
Financial results
16 August 2016

bhpbilliton

Safety is paramount
The health and safety of our people and communities always
come first
- tragically 19 lives were lost following the Samarco dam failure
Strong safety performance at BHP Billiton operated sites
- zero fatalities in FY16
- TRIF of 4.3 per million hours worked
- 20% reduction in high potential safety events
- better investigation quality and learning from past events
Total Recordable Injury Frequency at operated sites
(number of recordable injuries per million hours worked1)
10
8
6
4
2
0
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16
1. FY06 to FY14 presented on a total operations basis.
Financial results
16 August 2016
bhpbilliton

bhpbilliton
Financial results
Year ended 30 June 2016
Peter Beaven Chief Financial Officer
Shenzi

Asset quality and operating performance drive margins

- **Underlying EBITDA of US$12.3 billion**
  - Underlying EBITDA margin of 41%
  - 16% reduction in unit costs
- **Underlying EBIT of US$3.5 billion**
- **Underlying attributable profit of US$1.2 billion**
  - Attributable loss of US$6.4 billion
  - US$7.7 billion of exceptional items (after tax)

Leading margins through the cycle
(Underlying EBITDA margin[1], %)



60
35
10
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
FY16
BHP Billiton
Peer group range

Petroleum	Copper	Iron Ore	Metallurgical Coal
240 MMboe	1,580 kt	227 Mt	43 Mt
Conventional cost: US$ 8.53/boe	Cost: US$1.20/lb	Cost[2]: US$15/t	Cost[2]: US$55/t
EBITDA: US$3.7 billion	EBITDA: US$2.6 billion	EBITDA[2]: US$5.5 billion	EBITDA[2]: US$584 million
EBITDA margin: 54%	EBITDA margin: 35%	EBITDA[2] margin: 53%	EBITDA[2] margin: 17%

1. BHP Billiton data for FY06 to FY14 presented on a total operations basis. Peer group comprises Anglo American, Rio Tinto and Vale.
2. Unit cost, EBITDA and EBITDA margins refer to Western Australia Iron Ore and Queensland Coal.

Financial results
16 August 2016
8
bhpbilliton

Group EBITDA waterfall
Underlying EBITDA variance
(US$ billion)
24
21.9
External (US$9.9 billion)
Controllable US$0.3 billion
16
1.1
0.2
12.3
12.0
1.4
0.2
(0.3)
(0.3)
(10.7)
(0.4)
(0.8)
8
0
FY15
Price1
Foreign exchange
Inflation
Sub-total
Growth volumes
Productivity volumes
Controllable cash costs
Fuel & energy
Non-cash2
Other3
FY16
1. Net of price-linked costs.
2. Non-cash includes deferred stripping depletion.
3. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments).
Financial results
16 August 2016

bhpbilliton

Financial impact of Samarco dam failure
Investment in Samarco written down to US$nil at
31 December 2015
US$1.2 billion provision at 30 June 2016 reflects uncertainty around potential restart
- equivalent to 50% share of current estimate of Samarco’s funding obligations under terms of Framework Agreement
- US$134 million funding support to Foundation’s reparatory and compensatory programs will be offset against provision
Direct costs incurred by BHP Billiton1 of US$70 million
Samarco financial support made available for remediation and stabilisation work and to support operations
- short-term funding facility of US$116 million for restart and working capital will be released only as required - safe restart is an important priority, along with the restructure of Samarco’s debt
Equity accounted investment in Samarco
Income statement impacts
H1 H2
(US$ million)
FY16 FY16 FY16
Share of loss relating to dam failure &
impairment of carrying value of the
(1,180)
- (1,180)
investment in Samarco
BHP Billiton Brasil provision
- (1,200) (1,200)
Costs incurred directly by BHP Billiton1
(8) (62) (70)
in relation to the Samarco dam failure
Total pre-tax Samarco dam failure
exceptional expense
(1,188) (1,262) (2,450)
Income tax benefit / (expense)
330 (77) 253
Total Samarco dam failure
(858) (1,339) (2,197)
exceptional expense
Balance sheet impacts
H1 H2
(US$ million)
FY15
FY16
FY16
FY16
Investment in Samarco
1,0442
- - -
BHP Billiton Brasil provision
- -
(1,200) (1,200)
1. Includes BHP Billiton Brasil and other BHP Billiton entities.
2. Excludes US$136 million representing share of operating profit prior to the dam failure on 5 November 2015.
Financial results
16 August 2016

bhpbilliton

Free cash flow provides optionality
Free cash flow of US$3.4 billion
- net operating cash flow of US$10.6 billion
- capital and exploration expenditure of US$7.7 billion1
- working capital release of US$0.2 billion
- ~40% reduction in Group overheads over 4 years2
Balance sheet is strong
- net debt of US$26.1 billion
- average debt maturity of 9 years
- liquidity of US$16.3 billion
- ‘A’ credit rating maintained3
Capital and exploration expenditure (cash basis)
(US$ billion)
24
12
0
FY12 FY13 FY14 FY15 FY16 FY17e
Movements in net debt
(US$ billion)
28 3.3 0.0 25.9 1.4 26.1
24.4 (0.6) 0.9 0.1
24 (1.2) (2.2)
20
FY15
Free cash flow
Dividends paid
Other movements4
Non-cash movement5
H1 FY16
Free cash flow
Dividends paid
Other Movements4
Non-cash movement5
FY16
1. Cash basis. Capital and exploration expenditure of US$6.4 billion on a BHP Billiton share basis.
2. Excludes Samarco and Group capital expenditure.
3. Current credit rating of A (S&P) and A3 (Moody’s). We manage to a solid A credit rating through the cycle.
4. Includes purchase of shares by Employee Share Ownership Plan Trusts.
5. Non-cash movements include non-cash foreign exchange variance due to the revaluations of local currency denominated debt offset by non-cash fair value adjustment on hedged debt.
Financial results
16 August 2016

bhpbilliton

Disciplined capital allocation

- **Our Capital Allocation Framework balances value creation, shareholder returns and balance sheet strength**
  - 'A' credit rating maintained[1]
  - total dividends paid of US$4.1 billion
  - growth capital and exploration expenditure of US$5.7 billion
- **Board will consider additional cash returns over minimum 50% payout at every reporting period**
- **US$0.30 per share dividend determined in FY16**
  - H1: US$0.16 per share (US$0.04 plus US$0.12 additional)
  - H2: US$0.14 per share (US$0.08 plus US$0.06 additional)

Capital allocation in FY16
(US$ billion)

H1	H2	FY16	
5.3	5.3	10.6	**Net operating cash flow**
1.0	1.0	2.0	maintenance capital
Solid A credit rating through the cycle			balance sheet
3.3[2]	0.2	3.5	minimum dividend paid
1.0	4.1	5.1	**Excess cash**
(2.3)	1.3	(0.9)	balance sheet
3.4	2.3	5.7	organic growth investment
-	0.6	0.6	additional dividend amount
-	-	-	buy-backs
(0.1)	(0.2)	(0.3)	acquisitions/(divestments)

Maximise returns and value

1. Current credit rating of A (S&P) and A3 (Moodys). We manage to a solid A credit rating through the cycle.
2. Final dividend determined under progressive dividend policy in August 2015.

Financial results
16 August 2016
12
bhpbilliton

bhpbilliton
Financial results
Year ended 30 June 2016
Andrew Mackenzie Chief Executive Officer
Eastern Ridge

Well placed for the conditions we expect
Near-term is difficult
- well-supplied markets across our commodity suite
- ineffective monetary policy, political uncertainty, populist rejection of free trade suppressing business confidence
Fundamentals to return as markets rebalance over the medium term
Robust longer-term demand outlook
- China’s industrial output and fixed investment solid
- urbanisation, industrialisation and freer trade will lift demand from other emerging markets

Commodity market outlook to 2025
Petroleum1
Supply opportunity by 2025 (versus 2015)	Copper
Potash
Energy coal
Iron ore
Metallurgical coal
Time until expected market rebalance

Source: Wood Mackenzie, BHP Billiton analysis.
1. Includes crude and US gas.
Financial results
16 August 2016

bhpbilliton

Focused portfolio and simplified operating model

- **Optimal portfolio after divestments and demerger**
  - well-capitalised, low-cost, long-life assets with expansion options
  - diversified across the right commodities
  - favourable geographic concentration

- **New operating model accelerates productivity gains**
  - assets focused solely on safety, volume and cost
  - globally integrated functions co-located with the assets
  - centres of excellence for maintenance, projects and geoscience
  - new structure has lowered overheads through fewer layers and increased spans of control



Tier 1 portfolio
(FY16 Underlying EBITDA margin, %)
80
60
40
20
0
Iron ore
Petroleum
Copper
Energy coal
Metallurgical coal
Note: Bubble size represents FY16 copper equivalent production[1]
1st
2nd
3rd
4th
Cost curve position[2] (quartile)

Source: AME; Wood Mackenzie; BHP Billiton analysis.
1. Copper equivalent production based on FY16 realised prices.
2. Based on weighted average equity share of production using quality-adjusted operating cost curves versus contestable demand in the markets in which our assets operate.

Financial results
16 August 2016
15
bhpbilliton

Broad suite of opportunities offers significant upside
We have made significant progress to capture valuation upside and improve returns

Productivity	On track to deliver US$2.2 billion of gains over two years to end FY17
Absorbed US$1.6 billion impact of grade decline at Escondida in FY16
Latent	Latent capacity options equate to >10% of current production at a capital cost of ~US$1.5 billion
capacity	Los Colorados Extension approved; Spence Recovery Optimisation ramping up; new Jimblebar capacity by December; Queensland Coal capacity creep; Olympic Dam on track for 230 ktpa by 2021
Shale	Onshore US free cash flow positive in FY17 at consensus prices
Launched hedging program to unlock resource in the Haynesville
Projects	Mad Dog 2 investment decision expected in the next 12 months
Spence Growth Option due for Board review in H2 CY17;
Olympic Dam Brownfield Expansion (BFX) now at concept study phase
Exploration	Counter cyclical investment to accelerate oil and copper exploration
Exploration wells currently drilling in the Gulf of Mexico and Trinidad & Tobago
Technology	Ongoing investment in technology to lower costs and unlock resources
IROC for Coal approved; Olympic Dam heap leach trials moved to next stage

Financial results
16 August 2016

bhpbilliton

Momentum builds into the new financial year
Steady volumes…
FY17 copper equivalent volume growth of up to 4% (ex-Onshore US)
Onshore US will respond to market conditions
…lower costs…
productivity gains of US$1.8 billion expected in FY17
unit costs expected to reduce by 12%1
…and higher capital productivity…
FY17 capital and exploration expenditure of US$5.4 billion2
biased to latent capacity and low-cost growth
…will drive free cash flow and lower debt
free cash flow of over US$7 billion in FY17 at spot prices3
FY16 net debt of US$26.1 billion expected to be the peak this cycle
Lowest unit operating costs in a decade expected in FY17
(Mt, operating cost per copper equivalent tonne)

FY07	FY08	FY09	FY10	FY11	FY12	FY13	FY14	FY15	FY16	FY17e
	Volumes1		Operating cost per copper equivalent tonne¹

1. Presented on a continuing operations basis excluding BHP Billiton’s share of volumes from equity accounted investments; operating cost per copper equivalent tonne calculated using FY16 realised prices.
2. On a cash basis. Capital and exploration expenditure of US$5.0 billion on BHP Billiton share basis.
3. Spot prices at 8 August 2016.
Financial results
16 August 2016

bhpbilliton

Positioned to grow value and returns
The right commodities…
optimal diversification with petroleum and copper markets expected to rebalance first
…the right assets…
optimal portfolio of well-capitalised, low-cost, long life assets
…the right structure…
12 operated assets, 4 commodities, 3 operating groups
…to maximise free cash flow1
free cash flow of over US$7 billion in FY17 at spot prices2
The right capital allocation framework…
balances value creation, shareholder returns and balance sheet strength
…to drive value and returns
strong progress on suite of opportunities to grow value and improve ROIC
We have opportunities to significantly increase returns
(Return on Capital Employed3 at consensus prices, nominal)
(Years)
1. Free cash flow: operating cash flow less capital expenditure and exploration.
2. Spot prices at 8 August 2016.
3. Assumes all latent capacity and growth options (including Onshore US) proceed.
Financial results
16 August 2016

bhpbilliton

bhpbilliton

bhpbilliton
Appendix

BHP Billiton guidance

Group	FY17e	FY18e	
Capital and exploration expenditure (US$bn)	5.4	6.2	Cash basis
Including:			
Maintenance	2.0		
Exploration	0.8	0.8	US$700m Petroleum and US$60m Copper exploration program planned for FY17

Petroleum	FY17e	
Total petroleum production (MMboe)	200 - 210	
Onshore US		
Capital expenditure (US$bn)	0.6	Development activity tailored to market conditions
Production (MMboe)	77 - 83	We continue to balance near-term cash flow performance and long-term value maximisation
Conventional Petroleum		
Capital expenditure (US$bn)	0.8	Focused on life extension projects at Bass Strait and North West Shelf
Production (MMboe)	123 - 127	35 day maintenance shutdown at Atlantis in Q1 FY16, deferral of infill drilling in the Gulf of Mexico for value and natural field decline
Unit cost (US$/barrel)	10	Excludes inventory movements, freight, and third party and exploration expense
Exploration (US$bn)	0.7	Focused on Gulf of Mexico, the Caribbean and the Northern beagle sub-basin

Financial results
16 August 2016

21

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BHP Billiton guidance (continued)

Copper	FY17e	
Total copper production (Mt)	1.66	Guidance for Escondida at 1.07 Mt. Pampa Norte production is expected to increase. Olympic Dam production guidance to remain unchanged. Guidance for Antamina production to decrease to 130 kt as planned mining sequence moves through lower a copper grade zone.
Escondida		
Production (Mt, 100% basis)	1.07	Enabled by the commissioning of the Escondida Water Supply project and the ramp up of the Los Colorados Extension.
Unit cash costs (US$/lb)	1.00	Excludes freight and treatment and refining charges. Net of by-product credits. Based on an exchange rate of USD/CLP 698.

Iron Ore	FY17e	
Total iron ore production (Mt)	228 - 237	Excludes production from Samarco.
Western Australia Iron Ore		
Production (Mt, 100% basis)	265 - 275	
Unit cash costs (US$/t)	14	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.71.
Sustaining capital expenditure (US$/t)	4	Long term average; +/- 50% in any given year.

Coal	FY17e	
Total metallurgical coal production (Mt)	44	
Total energy coal production (Mt)	30	The divestment of Navajo Coal to Navajo Transitional Energy Company was completed on 29 July 2016.
Queensland Coal		
Production (Mt)	44	
Unit cash costs (US$/t)	52	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.71.
Sustaining capital expenditure (US$/t)	6	Long term average; +/- 50% in any given year.
NSW Energy Coal		
Production (Mt)	19	
Unit cash costs (US$/t)	38	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.71.
Sustaining capital expenditure (US$/t)	4	Long term average; +/- 50% in any given year.

Financial results
16 August 2016

22

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Key Underlying EBITDA sensitivities

Approximate impact1 on FY17 Underlying EBITDA of changes of:	US$ million
US$1/t on iron ore price2	217
US$1/bbl on oil price3	79
US¢10/MMbtu on US gas price	26
US$1/t on metallurgical coal price	42
US¢1/lb on copper price2	34
US$1/t on energy coal price2	18
US¢1/lb on nickel price	2
AUD (US¢1/A$) operations4	78

1. Assumes total volume exposed to price; determined on the basis of BHP Billiton’s existing portfolio.
2. Excludes impact of equity accounted investments.
3. Excludes impact of change in input costs across the Group.
4. Based on average exchange rate for the period.
Financial results
16 August 2016

bhpbilliton

Petroleum EBITDA waterfall
Underlying EBITDA variance
(US$ billion) 8.0 External (US$3.7 billion) Controllable US$0.2 billion 7.2 0.7 4.0 3.7 3.5 (0.0) (3.6) (0.1) (0.0) 0.0 (0.1) (0.4) 0.0
FY15
Price1
Foreign exchange
Inflation
Sub-total
Growth volumes
Controllable cash costs
Fuel & energy
Non-cash2
Other3
FY16
1. Net of price-linked costs.
2. Non-cash includes change in deferred stripping depletion.
3. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments).
Financial results
16 August 2016

bhpbilliton

Copper EBITDA waterfall
Underlying EBITDA variance
(US$ billion)
6.0
External (US$2.0 billion)
Controllable (US$0.6 billion)
5.2
0.3
3.2
0.0
3.0
(2.2)
(0.1)
0.2
2.6
0.2
0.0
(0.9)
(0.1)
0.0
FY15
Price1
Foreign exchange
Inflation
Sub-total
Growth volumes
Productivity volumes
Controllable cash costs
Fuel & energy
Non-cash2
Other3
FY16
1. Net of price-linked costs.
2. Non-cash includes change in deferred stripping depletion.
3. Other includes asset sales, one-off items and other items (including profit/loss from equity accounted investments).
Financial results
16 August 2016

bhpbilliton

Iron Ore EBITDA waterfall
Underlying EBITDA variance
(US$ billion) 10.0 External (US$3.4 billion) Controllable US$0.4 billion 8.6 0.1 0.3 5.6 0.3 5.2 0.0 0.1 (0.0) (0.1) 5.0 (3.6) (0.1) 0.0 FY15 Price1
Foreign exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs Fuel & energy Non-cash2 Other3
FY16 1. Net of price-linked costs. 2. Non-cash includes change in deferred stripping depletion. 3. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments). Financial results 16 August 2016 26 bhpbilliton

Coal EBITDA waterfall Underlying EBITDA variance (US$ billion) 1.6 External (US$0.6 billion) Controllable US$0.0 billion 1.2 0.1 0.2 0.0 0.8 0.4 0.6 0.0 0.0 0.6 (0.1) (0.3) (0.9) 0.0 FY15
Price1 Foreign exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs Fuel & energy Non-cash2 Other3 FY16 1. Net of price-linked costs. 2. Non-cash includes change in deferred stripping depletion. 3. Other includes ceased and sold operations, asset sales, one-off items and other items (including profit/loss from equity accounted investments). Financial results 16 August 2016 27 bhpbilliton

Other items affecting profitability
Other items
(US$ billion)
Underlying
Underlying EBITDA
attributable profit1
Exceptional items1
0.0
(0.3)
(0.2)
(0.2)
(0.2)
(0.2)
(0.6)
(2.0)
(2.2)
(4.0)
(4.9)
(6.0)
Redundancies and closure costs
Royalty and taxation matters
Redundancies and closure costs
Minor impairments
Royalty and taxation matters
Global taxation matters
Samarco dam failure
Impairment of Onshore US
1. Post tax consequences.
Financial results
16 August 2016

Debt maturity profile
Debt balances1
(US$ billion2)
8
6
4
2
0
FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 Post FY28
US$ Bonds 3Euro Bonds3 Sterling Bonds3 A$ Bonds C$ Bonds Subsidiaries
% of portfolio 46% 30%11%5%2%6%
Capital markets 94% Asset financing 6%
1. All debt balances are represented in notional US$ values and based on financial years. As at 30 June 2016.
2. Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
3. Includes hybrid bonds (18% of portfolio: 9% in US$, 6% in Euro, 3% in Sterling).
Financial results
16 August 2016

bhpbilliton

We remain positive on long-term copper fundamentals
Short-term overcapacity in copper remains persistent
Subdued demand with slower than expected growth in China and recession in key non-Asian emerging economies
Increased supply from new and expanded operations with more growth expected near term
Long-term fundamentals are sound
Demand growth will continue as China transitions to a consumer-driven economy, and copper-intensive renewable energy capacity and electric vehicles grow rapidly
Emerging markets will recover and converge to their natural intensity curves
Grade decline and mine depletions will require investment in new supply
Global demand slow recently, but long run trend is still positive
(Refined copper demand1, Mt)
22.5 CAGR 1.5% 22.0 21.5 CY14
China
RoW
CIS/ S America
CY15
CY15
CY30e
Continued global ore grade decline expected
(Copper grades2, %)
1.5
1.3
1.1
0.9
CY00 CY05 CY10 CY15 CY20e CY25e
Source: Wood Mackenzie.
1. The two upper panels are not set to the same scale.
2. Based on average grade weighted by paid copper.
Financial results
16 August 2016

bhpbilliton

Oil and US gas markets expected to rebalance
Outlook remains healthy
Fundamentals tightening, as healthy demand growth intersects with slower global production growth due to falling production in the US
Rate of inventory drawdown will impact price recovery - OPEC and US production remain key watch points
Higher prices will be required to induce the new supply needed to offset natural field decline and meet growing demand
Near-term US natural gas prices driven by storage and weather; long-term market supported by robust demand growth
Mild winter, industry-wide productivity gains and resilient supply resulted in record inventory levels
Inventories forecast to return to average levels by end CY16 on strong demand growth and declining production
While investment in new supply sources will be required, the abundant lower-cost supply will moderate price inflation
Oil mass balance: global
(Inventory change, MMbbl/d)
2.0
1.0
0.0
(1.0)
CY12 CY13 CY14 CY15 CY16e CY17e
Gas storage: US Lower 48
(tcf)
6.0
3.0
0.0
Jan 15 Apr 15 Jul 15 Oct 15 Jan 16 Apr 16 Jul 16 Oct 16
5 year min/max
Gas stock
5 year average
Storage forecast
Source: BHP Billiton analysis; US Energy Information Administration (August 2016).
Financial results
16 August 2016

bhpbilliton

Iron ore demand outlook remains modest
Chinese and global steel growth to slow
Global steel production is likely to grow modestly in the future
China’s steel demand growth to become more cyclical as it moves past the inflection point on its intensity curve
As China slows, global steel demand growth will mostly come from emerging economies, primarily India and Southeast Asia
Low-cost iron ore to continue to displace higher cost supply
Supply growth will continue to outweigh demand growth in coming years
Lower costs through productivity is likely to remain a long-term feature
Pilbara production expected to remain highly cost competitive
Global steel production break-down
(Regional split %) (CAGR %) 100 10 50 5 0
0
2005
2010
2015
2020e
2025e
2030e
Developed
China
Other EMs¹
CAGR (RHS)
Seaborne iron ore exports by region (% of global market) 60 40 20 0 Australia
Brazil
Others
2010 2015 2030e
Source: Worldsteel; BHP Billiton analysis.
1. Other emerging markets: including developing Asian countries, Middle East, Africa and Latin America.
Financial results
16 August 2016

bhpbilliton

Metallurgical coal outlook supported by growing demand
for high-quality product
Demand improvement to be moderate, supply slowly adjusting
Cost curve has flattened
Lower prices are leading to closures and reduced investment
The world continues to require steel and metallurgical coal is essential for pig iron production
China expected to continue to import seaborne metallurgical coal – demand supported by coastal market access and requirement for consistent, quality product in larger blast furnaces – encouraging signs following domestic coal supply reforms
Robust outlook underpinned by scarcity of high-quality resources and demand growth in emerging economies – particularly in India where we expect strong steel production growth
Seaborne metallurgical coal supply and demand
(Bt)
Supply
opportunity
2015 2020e 2025e 2030e 2035e
Existing supply1 Demand range Demand
Gap to close in emerging market steel stock
(finished steel per capita, t)
15
10
5
0
2000 2015 2020e 2025e 2030e 2035e
Emerging Asia² China US Europe
Source: Wood Mackenzie; Worldsteel; BHP Billiton analysis.
1. Includes productivity improvements.
2. Emerging Asia includes India, ASEAN and other South Asia. Excludes China, Japan, Taiwan and South Korea.
Financial results
16 August 2016

bhpbilliton

Energy coal expected to remain an important part of the
global energy complex
Markets expected to remain oversupplied in the near term
China’s demand for imports is likely to fall further as domestic overcapacity persists, however coal supply reforms encouraging
More supply rationalisation is required to balance the market
Coal’s share of the fuel mix will decline but total volume will grow due to cost competitiveness in Asia
Absolute demand expected to increase by 10-15% by the mid-2020s, despite a declining share in the global electricity generation fuel mix
India and South East Asia have 26% of the world’s population, but still account for only 13% of global electricity generation – low-cost energy coal is expected to be a preferred fuel source
Additional seaborne supply required to meet expected demand
(Bt)
Supply
opportunity
2015 2020e 2025e 2030e 2035e
Existing supply1 Demand range Demand
Global electricity fuel mix2
(PWh) (coal share, %)
50 50
25 25
0 0
2013 2020e 2030e 2035e
Coal
Nuclear
Other
Oil and gas
Hydro
Coal share
Energy coal use in electricity2
(PWh)
15
10
5
0
2013 2020e 2030e 2035e
India China RoW
Other non-OECD Asia
Source: Wood Mackenzie; IEA; BHP Billiton analysis.
1. Includes productivity improvements.
2. Based on IEA data from WEO2015_AnnexA © OECD/IEA, www.iea.org/statistics. Licence: www.iea.org/t&c;
as modified by BHP Billiton.
Financial results
16 August 2016

bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 16, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary